Exhibit 2

2017 FOURTH QUARTER RESULTS ï,§ Stock Listing Information Philippine Stock Exchange Ticker: CHP ï,§ Investor Relations + 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

CEMEX HOLDINGS PHILIPPINES

	January - December				Fourth Quarter			
	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Cement volume[2]	5.1	5.1	1%	5.1	1.3	1.1	10%	1.1
Net sales	21,784	24,287	(10%)	24,287	5,223	5,278	(1%)	5,278
Gross profit	9,384	12,401	(24%)	12,401	2,168	2,870	(24%)	2,870
as % of net sales	43%	51%	(8pp)	51%	42%	54%	(12pp)	54%
Operating earnings before other expenses, net	1,987	5,506	(64%)	4,946	315	1,133	(72%)	1,133
as % of net sales	9%	23%	(14pp)	20%	6%	22%	(16pp)	22%
Controlling Interest Net Income (Loss)	659	1,872	(65%)	1,413	(29)	(7)	(306%)	10
Operating EBITDA	3,256	6,727	(52%)	6,167	628	1,417	(56%)	1,417
as % of net sales	15%	28%	(13pp)	25%	12%	27%	(15pp)	27%
Free cash flow after maintenance capital expenditures	1,232	3,896	(68%)	3,335	(270)	7	N/A	7
Free cash flow	747	3,099	(76%)	2,539	(314)	(138)	(127%)	(138)
Net debt[3]	14,138	14,406	(2%)	14,406	14,138	14,406	(2%)	14,406
Total debt[3]	15,196	15,743	(3%)	15,743	15,196	15,743	(3%)	15,743
Earnings per share[4]	0.13	0.66	(81%)	0.50	(0.01)	(0.00)	306%	0.00

In millions of Philippine Pesos, except volumes and earnings per share
[1] Refer to page 7 for information on pro forma adjustments
[2] Cement volume is in millions of metric tons. It includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker
[3] 2016 U.S. dollar debt converted using end-of-period exchange rate of PHP 49.72
[4] In Philippine Pesos

Net sales declined by 1% and 10%, respectively, for the fourth quarter and full year of 2017 versus the same periods of the previous year. In both cases, mainly reflecting lower cement prices.

Cost of sales, as a percentage to sales, increased year-over-year by 12 pp during the fourth quarter and by 8 pp in 2017. Higher fuel prices and a lower base of revenue were the main drivers for this increase. As a percentage of cost of sales, power and fuels accounted for 21% and 22%, respectively, for the full year.

Operating expenses, as a percentage to sales, increased year-over-year by 2 pp during the fourth quarter and by 6 pp in 2017.

Distribution expenses during the fourth quarter were 10% higher versus last year. However, on a unitary basis, they remained relatively flat both on a year-over-year and on a sequential basis. For the full year, distribution expenses increased by 9% versus 2016. This was a result of higher fuel costs and lower economies of scale in fleet utilization.

Selling and administrative expenses remained stable during the fourth quarter and was 5% higher for the full year mainly due to organizational realignment initiatives.

As a percentage to sales, operating expenses were also higher, reflecting a lower revenue base.

Operating EBITDA declined on a year-over-year basis by 56% during the fourth quarter, and by 52% during the full year of 2017.

Operating EBITDA margin compared to pro-forma 2016 figures declined by 15 pp during the fourth quarter and by 13 pp in 2017. Lower prices accounted for about two-thirds of the margin decrease, with the other third explained mainly by fuel and distribution costs.

Controlling interest net income declined 65% in 2017 mainly due to lower operating earnings before other expenses, net.

Total debt at the end of December 2017 stood at PHP 15,196 million, of which PHP 13,907 million pertained to long-term debt owed to BDO Unibank, Inc.

2017 Fourth Quarter Results

Page 2

Operating Results                Domestic Gray Cement January—December Fourth Quarter Fourth Quarter 2017 2017 vs. 2016 2017 vs. 2016 vs. Third Quarter 2017 Volume 0% 10% (5%) Price in USD (15%) (12%) (1%) Price in PHP (10%) (9%) (1%) Our domestic cement volumes increased by 10% year-over-year during the fourth quarter of 2017, in line with industry growth, as per our estimates. Public infrastructure spending continued to increase in the last three months of the year, driving demand for our products, and compensated for a slowdown in private construction activity. On a sequential basis, our average daily cement volumes declined by 1% due to unfavorable weather conditions. Volume recovery in the second half of 2017 resulted in full-year domestic cement volumes ending flat versus 2016. Due to unfavorable weather conditions, we had 6 and 26 additional loading-port downtime days during the fourth quarter and full year 2017, respectively, versus the comparable periods of the previous year. Our weather-related downtime days during the fourth quarter and full year 2017 were the worst in the last three years for their respective periods. Our domestic cement prices in local-currency terms decreased by 9% during the quarter and by 10% during the full year, on a year-over-year basis. On a sequential basis, our fourth quarter prices declined by 1%. However, for the last five months of the year, our prices remained flat. 2017 Fourth Quarter Results    Page 3

Operating EBITDA, Free Cash Flow and Debt Information

CEMEX HOLDINGS PHILIPPINES

Operating EBITDA and Free Cash Flow

	January - December				Fourth Quarter			
	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Operating earnings before other expenses, net	**1,987**	**5,506**	**(64%)**	**4,946**	**315**	**1,133**	**(72%)**	**1,133**
+ Depreciation and operating	1,269	1,221		1,221	313	284		284
Operating EBITDA	**3,256**	**6,727**	**(52%)**	**6,167**	**628**	**1,417**	**(56%)**	**1,417**
- Net financial expenses	895	1,404		1,404	228	339		339
- Capital expenditures for maintenance	844	534		534	431	341		341
- Change in working Capital	(116)	(378)		(378)	232	306		306
- Taxes paid	553	1,240		1,240	129	388		388
- Other cash items (Net)	(153)	32		32	(122)	35		35
Free cash flow after maintenance capital	**1,232**	**3,896**	**(68%)**	**3,335**	**(270)**	**7**	**N/A**	**7**
- Strategic Capital expenditures	485	796		796	43	145		145
Free cash flow	**747**	**3,099**	**(76%)**	**2,539**	**(314)**	**(138)**	**(127%)**	**(138)**

In millions of Philippine Pesos, except volumes and percentages
[1] Refer to page 7 for information on pro forma adjustments

Debt Information

	Fourth Quarter			Third Quarter
	2017	2016 [1]	% var	2017 [1]
Total debt	**15,196**	**15,743**	**(3%)**	**15,016**
Short term	2%	0%		0%
Long term	98%	100%		100%
Cash and cash equivalents	1,058	1,337	(21%)	1,586
Net debt	**14,138**	**14,406**	**(2%)**	**13,430**

In millions of Philippine Pesos, except percentages
[1] U.S. dollar debt converted using end-of-period exchange rate

	Fourth Quarter	
	2017	2016
Currency denomination		
U.S. dollar	1%	100%
Philippine peso	99%	0%
Interest rate		
Fixed	44%	91%
Variable	56%	9%

2017 Fourth Quarter Results Page 4

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - December				Fourth Quarter			
INCOME STATEMENT	2017	2016	% var	2016	2017	2016	% var	2016
		Pro Forma[1]		Actual		Pro Forma[1]		Actual
Net sales	21,784,450	24,286,753	(10%)	24,286,753	5,223,198	5,278,223	(1%)	5,278,223
Cost of sales	(12,400,901)	(11,885,883)	(4%)	(11,885,883)	(3,054,759)	(2,408,348)	(27%)	(2,408,348)
Gross profit	**9,383,549**	**12,400,870**	**(24%)**	**12,400,870**	**2,168,439**	**2,869,875**	**(24%)**	**2,869,875**
Operating expenses	(7,396,982)	(6,894,661)	(7%)	(7,455,230)	(1,852,985)	(1,736,850)	(7%)	(1,736,850)
Operating earnings before other expenses, net	**1,986,567**	**5,506,209**	**(64%)**	**4,945,640**	**315,454**	**1,133,025**	**(72%)**	**1,133,025**
Other income (expenses), net	(226,179)	(31,853)	(610%)	(319,783)	(257,280)	(34,796)	(639%)	(10,239)
Operating earnings	**1,760,388**	**5,474,356**	**(68%)**	**4,625,857**	**58,174**	**1,098,229**	**(95%)**	**1,122,786**
Financial expenses, net	(895,295)	(1,404,319)	36%	(1,268,755)	(228,192)	(338,957)	33%	(338,957)
Foreign exchange loss, net	(66,738)	(1,379,892)	95%	(1,379,892)	90,470	(504,852)	N/A	(504,852)
Net income (loss) before income taxes	**798,355**	**2,690,145**	**(70%)**	**1,977,210**	**(79,548)**	**254,420**	**N/A**	**278,977**
Income tax	(139,544)	(818,294)	83%	(563,744)	50,397	(261,601)	N/A	(268,968)
Consolidated net income (loss)	**658,811**	**1,871,851**	**(65%)**	**1,413,466**	**(29,151)**	**(7,181)**	**(306%)**	**10,009**
Non-controlling interest net income (loss)	25	24	4%	24	4	5	(20%)	5
Controlling Interest net income (loss)	**658,836**	**1,871,875**	**(65%)**	**1,413,490**	**(29,147)**	**(7,176)**	**(306%)**	**10,014**
Operating EBITDA	**3,255,800**	**6,727,481**	**(52%)**	**6,166,913**	**628,342**	**1,416,710**	**(56%)**	**1,416,710**
Earnings per share	**0.13**	**0.66**	**(81%)**	**0.50**	**(0.01)**	**(0.00)**	**306%**	**0.00**

[1] Refer to page 7 for information on pro forma adjustments

	as of December 31		
BALANCE SHEET	2017	2016	% Var
Total Assets	**51,751,676**	**51,041,884**	**1%**
Cash and Temporary Investments	1,058,267	1,337,155	(21%)
Trade Accounts Receivables	833,259	909,667	(8%)
Other Receivables	101,002	342,561	(71%)
Inventories	3,258,252	2,577,577	26%
Assets held for sale	90,629	0	
Other Current Assets	1,310,504	1,420,056	(8%)
Current Assets	6,651,913	6,587,016	1%
Fixed Assets	15,582,732	15,814,811	(1%)
Other Assets	29,517,031	28,640,057	3%
Total Liabilities	**22,329,280**	**22,357,672**	**(0%)**
Current Liabilities	6,873,552	5,654,205	22%
Long-Term Liabilities	14,674,110	15,919,322	(8%)
Other Liabilities	781,618	784,145	(0%)
Consolidated Stockholders' Equity	**29,422,396**	**28,684,212**	**3%**
Non-controlling Interest	221	246	(10%)
Stockholders' Equity Attributable to Controlling Interest	29,422,175	28,683,966	3%

2017 Fourth Quarter Results

Page 5

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January - December				Fourth Quarter			
	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	432,388	509,499	(15%)	509,499	103,218	107,096	(4%)	107,096
Cost of sales	(246,139)	(249,348)	1%	(249,348)	(60,367)	(48,866)	(24%)	(48,866)
Gross profit	**186,249**	**260,151**	**(28%)**	**260,151**	**42,851**	**58,230**	**(26%)**	**58,230**
Operating expenses	(146,819)	(144,639)	(2%)	(156,399)	(36,618)	(35,241)	(4%)	(35,241)
Operating earnings before other expenses, net	**39,430**	**115,512**	**(66%)**	**103,752**	**6,233**	**22,989**	**(73%)**	**22,989**
Other income (expenses), net	(4,489)	(668)	(572%)	(6,709)	(5,084)	(706)	(620%)	(208)
Operating earnings	**34,941**	**114,844**	**(70%)**	**97,043**	**1,149**	**22,283**	**(95%)**	**22,781**
Financial expenses, net	(17,770)	(29,460)	40%	(26,617)	(4,509)	(6,877)	34%	(6,877)
Foreign exchange loss, net	(1,325)	(28,948)	95%	(28,948)	1,788	(10,244)	N/A	(10,244)
Net income (loss) before income taxes	**15,846**	**56,436**	**(72%)**	**41,478**	**(1,572)**	**5,162**	**N/A**	**5,660**
Income tax	(2,770)	(17,167)	84%	(11,826)	996	(5,308)	N/A	(5,457)
Consolidated net income (loss)	**13,076**	**39,269**	**(67%)**	**29,652**	**(576)**	**(146)**	**(295%)**	**203**
Non-controlling interest net income (loss)								
Controlling Interest net income (loss)	**13,076**	**39,270**	**(67%)**	**29,653**	**(576)**	**(146)**	**(295%)**	**203**
Operating EBITDA	**64,623**	**141,132**	**(54%)**	**129,372**	**12,417**	**28,745**	**(57%)**	**28,745**
Earnings per share								

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of December 31		
	2017	2016	% Var
Total Assets	**1,036,485**	**1,026,587**	**1%**
Cash and Temporary Investments	21,195	26,894	(21%)
Trade Accounts Receivables	16,689	18,296	(9%)
Other Receivables	2,023	6,890	(71%)
Inventories	65,256	51,842	26%
Assets held for sale	1,815	0	
Other Current Assets	26,247	28,561	(8%)
Current Assets	133,225	132,483	1%
Fixed Assets	312,092	318,077	(2%)
Other Assets	591,168	576,027	3%
Total Liabilities	**447,212**	**449,672**	**(1%)**
Current Liabilities	137,664	113,722	21%
Long-Term Liabilities	293,894	320,179	(8%)
Other Liabilities	15,654	15,771	(1%)
Consolidated Stockholders' Equity	**589,273**	**576,915**	**2%**
Non-controlling Interest	4	5	(20%)
Stockholders' Equity Attributable to Controlling Interest	589,269	576,910	2%

2017 Fourth Quarter Results

Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2017 and 2016 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of December 31, 2017 has been converted at the end of period exchange rate of 49.93 Philippine pesos per US dollar while the consolidated income statement for the twelve-month period ended December 31, 2017 has been converted at the January to December, 2017 average exchange rate of 50.38 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended December 31, 2017 has been converted at the October to December, 2017 average exchange rate of 50.60 Philippine pesos per US dollar.

Pro forma financial information included in the report

For the purpose of the below clarification, the term "Company" refers to CEMEX Holdings Philippines, Inc., "CHP" refers to the Company and its subsidiaries, and "CEMEX" refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.

CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the "IPO"). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. Several strategies discussed in the CHP primary offer prospectus ("the Prospectus") were implemented upon conclusion of the initial equity offering: a) the royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the reinsurance scheme was incorporated prospectively effective August 1, 2016. These strategies are already in full effect in 2017.

Nevertheless and for the convenience of the reader, and in order to present a comprehensive comparative operating information for the twelve-month and the three-month periods ended December 31, 2017, CHP continued to use pro forma selected consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a "normalized" expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been effective from the beginning of 2016.

In addition:

(1) beginning fiscal year of 2017, a change in accounting treatment of the effects from the reinsurance agreements is adopted recognizing the same as a reduction in operating expenses instead of an increase of revenue (which was the accounting treatment utilized in 2016).

This change in accounting treatment is presented in this report's pro forma and actual consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016. This difference in presentation does not have an effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the twelve-month and the three-month periods ended December 31, 2016.

(2) the Pro Forma selected consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016 appearing in this report was prepared by (a) removing interest payments on short-term debt, and (b) annualizing long-term debt.

2017 Fourth Quarter Results Page 7

Definition of Terms and Disclosures

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

	January - December		Fourth Quarter		January - December	
	2017 average	2016 average	2017 average	2016 average	2017 End of period	2016 End of period
Philippine peso	50.38	47.67	50.60	49.29	49.93	49.72

Amounts provided in units of local currency per US dollar

2017 Fourth Quarter Results Page 8